May 23, 2023
Via EDGAR
United States Securities and Exchange Commission,
Division of Corporation Finance,
Office of Manufacturing,
100 F Street N.E.,
Washington, D.C. 20549.

Attention:	Ms. Jenny O'Shanick Mr. Geoffrey Kruczek

Re:	Ermenegildo Zegna N.V. Registration Statement on Form F-3 File No. 333-271155
Dear Ms. O'Shanick and Mr. Kruczek:
On behalf of our client, Ermenegildo Zegna N.V. (the “Company”), we are writing to respond to the letter, dated April 26, 2023 (the “Comment Letter”), from the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) filed on April 6, 2023. Concurrently with the submission of this letter, the Registrant has filed Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).
The Registrant appreciates the Staff’s review of the Registration Statement and looks forward to working with the Staff to resolve the remaining Staff’s comments. For the Staff’s convenience, the Registrant has reproduced the Staff’s comments made in the Comment Letter below in bold and provided its responses below each comment. Capitalized terms that are in this letter but not defined herein have the meanings assigned to them in the Amended Registration Statement.
In addition to the responses to the Staff’s comments, the Amended Registration Statement also includes updates to the information in the prospectus previously filed. In response to certain comments, the Registrant has modified or supplemented the disclosures in the Registration Statement. It is doing so in order to address the Staff’s views in a constructive manner and not because the Registrant believes its previous submissions or other public disclosures were

U.S. Securities and Exchange Commission
May 23, 2023

deficient or inaccurate in any respect. Accordingly, any changes reflected in the Amended Registration Statement, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.
The Registrant has also indicated in certain of its responses that it believes no change in disclosure is appropriate, and this response letter seeks to explain the reasons for this view. The Registrant understands that the Staff’s comments, even where the Staff requests or suggests a disclosure change, are based on the Staff’s understanding of information available to it, which may be less complete than the information available to the Registrant. Accordingly, the Registrant understands that those Staff comments may be withdrawn or modified based on the additional explanation or information provided by the Registrant.
As a result of changes to the Registration Statement, some page references in the Amended Registration Statement have changed from those in the Registration Statement as originally submitted. The page references in the Comment Letter refer to page numbers in the Registration Statement as initially submitted, while the page numbers in the Registrant’s responses refer to page numbers in the Amended Registration Statement.
Cover page
1.For each of the ordinary shares being registered for resale, please disclose the price that the selling securityholders paid for such shares.
Response:
In response to the Staff’s comment, the Company has revised the disclosure on the cover page and on pages 4, 26 and 55. As now explained in the Amended Registration Statement at the pages listed above, the 155,400,000 Ordinary Shares registered for resale by the Zegna Initial Shareholders were acquired by such shareholders through a number of transactions and corporate reorganizations over the course of several years prior to the Business Combination, when the Company was still a privately held company; Monterubello, which holds 149,734,550 Ordinary Shares (representing 59.9% of the total Ordinary Shares outstanding as of May 18, 2023 and 78.9% of the Ordinary Shares being registered under the Amended Registration Statement), is Zegna’s controlling shareholder and is owned by members of the Zegna family which founded Zegna’s business in 1910. Therefore, the Registrant respectfully submits that the prices at which such shares were acquired by such shareholders is not relevant in the context of this offering and is not meaningful to investors.
2.We note the significant number of redemptions of your ordinary shares in connection with your business combination and that the ordinary shares being registered for resale will constitute a considerable percentage of your public float.

U.S. Securities and Exchange Commission
May 23, 2023

We also note that most of the ordinary shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the ordinary shares. Please highlight the significant negative impact sales of ordinary shares on this registration statement could have on the public trading price of the ordinary shares.
Response:
In response to the Staff’s comment, the Company has revised the disclosure on the cover page.
Risk Factors, page 5
3.We note you discuss, incorporated by reference from page 27 of your Form 20-F, risks that you incurred and will incur significant costs in connection with the business combination, including the transition to becoming a public company. Please revise to update this risk factor given that the business combination was completed more than 16 months ago.
Response:
In response to the Staff’s comment, the Company has revised the disclosure on page 5.
4.We note you discuss, incorporated by reference from page 26 of your Form 20-F, that the price of your ordinary shares may fluctuate in case of substantial sales of your ordinary shares by shareholders. Please revise to elaborate or include an additional risk factor highlighting the negative pressure potential sales of ordinary shares pursuant to this registration statement could have on the public trading price of the ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these ordinary shares currently represent of the total number of ordinary shares outstanding. Also disclose that the private investors have an incentive to sell because they will profit on sales because of the lower price that they purchased their ordinary shares than the public investors. Finally, your discussion should highlight the fact that Monterubello s.s., a beneficial owner of over 60% of your outstanding ordinary shares, will be able to sell all of its ordinary shares for so long as the registration statement of which this prospectus forms a part is available for use.
Response:
In response to the Staff’s comment, the Company has revised the disclosure on pages 5-6.

U.S. Securities and Exchange Commission
May 23, 2023

General
5.Please revise your prospectus to disclose the price that each selling securityholder paid for the ordinary shares being registered for resale. Highlight any differences in the current trading price, the prices that the private placement investors, PIPE investors and other selling securityholders acquired their ordinary shares, and the price that the public securityholders acquired their ordinary shares. Disclose that while the private placement investors, PIPE investors and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the ordinary shares they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
Response:
In response to the Staff’s comment, the Company has supplemented the disclosure on pages 5-6 and 26. As noted in response to the Staff’s first comment above, and as now disclosed in the Amended Registration Statement, the 155,400,000 Ordinary Shares registered for resale by the Zegna Initial Shareholders were acquired by such shareholders through a number of transactions and corporate reorganizations over the course of several years prior to the Business Combination, when the Company was still a privately held company; Monterubello, which holds 149,734,550 Ordinary Shares (representing 59.9% of the total Ordinary Shares outstanding as of May 18, 2023 and 78.9% of the Ordinary Shares being registered under the Amended Registration Statement), is Zegna’s controlling shareholder and is owned by members of the Zegna family which founded Zegna’s business in 1910. Therefore, the Registrant respectfully submits that disclosure of the profit that the Zegna Initial Shareholders would earn based on current trading price is not relevant in the context of this offering and is not meaningful to investors.
6.Please discuss, to the extent you are likely to have to seek additional capital, the effect of this offering on the company’s ability to raise additional capital. Please include appropriate risk factor disclosure.
Response:
In response to the Staff’s comment, the Company has supplemented the disclosure on pages 5 and 26.

U.S. Securities and Exchange Commission
May 23, 2023

*          *          *
Any questions or comments with respect to the Amended Registration Statement may be communicated to the undersigned (tel: +1 212-558-3109 or email: millersc@sullcrom.com).

Very truly yours,
/s/ Scott D. Miller
Scott D. Miller
cc:          Gianluca A. Tagliabue
               Delphine Gieux
               (Ermenegildo Zegna N.V.)